news release

Zi Corporation Successfully Defends Technology in Texas Lawsuit

Appeals Court Upholds Original Judgement

CALGARY, AB, July 24, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the “Company” or “Zi”), a leading innovator of mobile discovery & advertising solutions, today announced that the United States Court of Appeals for the Federal Circuit has determined that the United States District Court had correctly ruled in the matter of the lawsuit filed by The Board of Regents of the University of Texas System.

As previously reported, on May 3, 2007, the United States District Court for the Western District of Texas issued a judgment in favor of the defendants.  The action was commenced by The Board of Regents in March 2005, alleging infringement by several mobile handset manufactures of U.S. Patent No. 4,674,112.  The District Court had ruled that the defendants' handsets do not infringe the patent; however the Plaintiff filed an appeal.

Among the named defendants was a client of Zi's eZiText software whom Zi was defending.  This finding concludes the matter.

Milos Djokovic, President and CEO of Zi Corporation, said “We are delighted that our technology has been vindicated as non-infringing in this matter. As a result of this conclusion, Zi will enjoy considerable cost savings as well”.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising.  Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices.  Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide.  A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).  For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma and Qix™ are trademarks of Zi and/or its subsidiaries.  All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Milos Djokovic
President and CEO
milos@zicorp.com
+1 (403) 537 9789

BCS PR
Emma Tagg
emma@bcspr.co.uk
+44 (0) 115 948 6901

CAMERON Associates
Al Palombo
al@cameronassoc.com
+1 (212) 245 8800